SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TRUE DRINKS HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

897837100

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897837100

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,094,956(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,094,956(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,956(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Items 4 and 5.

Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby files this Schedule 13D.

Item 1.	Security and Issuer:

This Schedule 13D relates to the Common Stock, Par Value $0.001 per share (“Common Stock”) of True Drinks Holdings, Inc. (the “Company”). The principal executive offices of the Company are located at 18552 MacArthur Blvd., Suite 325, Irvine, California 92612.

Item 2.	Identity and Background:

(a)-(b)-(c) The Reporting Person is an individual whose principal occupation is an investor and his business address is in Chicago, Illinois.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration:

The consideration used by the Reporting Person to purchase the Series B Preferred and Warrants described and defined in Item 4 below (collectively, the “Securities”) of the Company that require the filing of this Schedule 13D are personal funds, including amounts held by an individual retirement account for the benefit of the Reporting Person.

Item 4.	Purpose of Transaction:

The Securities of the Company to which this statement relates have been acquired by the Reporting Person for investment purposes.

On November 25, 2013, the Reporting Person entered into a Securities Purchase Agreement with the Company (the “Purchase Agreement”), pursuant to which the Reporting Person purchased 300,000 shares of the Company’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred”) with terms more fully described it that certain Certificate of Designation, Preferences, Rights And Limitations of Series B Convertible Preferred Stock of the Company filed with the Secretary of State of Nevada on November 22, 2013 (the “Certificate of Designation”); and five-year warrants, (the “Warrants”), to purchase an aggregate of 1,400,000 shares of the Company’s Common Stock (“Warrant Shares”) exercisable for $0.30 per share, for $1,200,000 in the aggregate. Subsequent to that date, the Reporting Person entered into purchase agreements substantively similar to the Purchase Agreement to purchase additional Series B Preferred and Warrants in the amounts and on the dates set forth below:

Date	Series B Preferred	Warrant Shares	Purchase Price
December 10, 2013	50,000	233,333	$200,000
January 7, 2014	25,000	116,667	$100,000
January 31, 2014 (1st transaction)	25,000	116,667	$100,000
January 31, 2014 (2nd transaction)	25,000	116,667	$100,000

In addition to the Purchase Agreement, the Company and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to register the Common Stock issuable upon exercise of the Warrants and the conversion of the Series B Preferred, pursuant to the the Securities Act, of 1933, as amended, on a Registration Statement on Form S-1 within 120 days of November 22, 2013.

Conversion of the Series B Preferred and Warrants were not permitted until the Company possessed sufficient authorized shares of Common Stock to permit conversion of (among other things) the Series B Preferred and the Warrants, which the Reporting Person understands occurred on February 6, 2014.

In addition, provisions of the Certificate of Designation and the Warrants prevent the Reporting Person from converting his Series B Preferred or exercising his Warrants to the extent that, after giving effect to such conversion, such Holder (together with such Holder’s affiliates) would beneficially own (calculated in accordance with Section 13(d) of the Exchange Act) in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion or exercise. The Certificate of Designation also prevents the Reporting Person from exercising voting rights with respect to the Series B Preferred in excess of 9.99% of the voting securities (such limitations on conversion, exercise and voting, the “Maximum Percentage Limitation”).

The foregoing descriptions of the Purchase Agreement, Certificate of Designation, Warrant and Registration Rights Agreement (collectively, the “Preferred and Warrant Agreements”), are qualified in their entirety by reference to the text of those agreements, and incorporated herein by reference.

Subject to the terms of the Preferred and Warrant Agreements, the Reporting Person may give consideration to acquiring a more significant voice in the Company’s management and/or becoming a director of the Company, but he has not yet made that determination. It is possible that at a future date the Reporting Person might decide to sell Securities and/or Common Stock or to acquire additional shares of the Common Stock (or securities convertible or exchangeable into Common Stock) through open market or privately negotiated transactions. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions and prospects of the Company, the market value of the Common Stock, the financial condition of the Reporting Person and other relevant factors. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer:

(a) Based on the Company’s Consent Solicitation Statement filed on Schedule 14A on January 13, 2014, 27,885,587 shares of Common Stock were outstanding as of December 27, 2013. Due to the Maximum Percentage Limitation, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person on account of any future exercise of the Warrants or conversion of the Series B Preferred is 3,094,956 shares of Common Stock, representing 9.99% of the Company’s outstanding Common Stock (calculated in the manner set forth under Rule 13d-3(d)(1)(i) of the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended). Absent the Maximum Percentage Limitation, the Warrants would be exercisable into, and the Series B Preferred would be convertible into, 8,783,335 shares of Common Stock in the aggregate.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) Except as disclosed in item 4 above, during the past 60 days, the Reporting Person effected no transaction in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as set forth in Item 4 above, the Reporting Person has not had any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits:

The Certificate of Designation, and forms of the Purchase Agreement, Warrant and Registration Rights Agreement, are incorporated herein by reference to Exhibits 3.1, 10.1, 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K dated November 22, 2013 filed with the Securities and Exchange Commission on November 26, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2014.

By:	/s/ Barry L. Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez